Exhibit 99.3

6 December 2005

Short Term Deferred Incentive Plan

Under the terms of the Company’s Short Term Deferred Incentive Plan (“the Plan”), the Directors have been awarded on 5 December 2005 annual bonuses in respect of the year to 1 October 2005 deferred into ordinary shares of the Company (the “Bonus Shares”).

At the discretion of the Remuneration Committee, 100% of the annual bonus for Mike Bramley and Tony Hughes has been deferred into shares; Tim Clarke and Karim Naffah, having already acquired their mandatory stockholding level, have had 50% of their bonus deferred into shares.

Under the terms of the Plan matching shares have also been awarded on the basis of one Matching Share for every one Bonus Share. Vesting of these Matching Shares is conditional upon the satisfaction of a three year performance condition.

Name	Bonus Shares	Matching Shares	Total Shares Awarded	Release Date
Mike Bramley	46,666	46,666	93,332	5 December 2008
Tim Clarke	37,948	37,948	75,896	5 December 2008
Tony Hughes	51,084	51,084	102,168	5 December 2008
Karim Naffah	27,002	27,002	54,004	5 December 2008

Victoria M Penrice
0121 498 4189